EXHIBIT 11

FULLY DILUTED EARNINGS PER COMMON SHARE AND FULLY DILUTED AVERAGE COMMON SHARES OUTSTANDING

         For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.
         Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):


                                       Three Months Ended    Six Months Ended
                                            June 30              June 30
                                        1996       1995       1996       1995

Average common shares outstanding......  300,462   271,717   300,370   274,053


Dilutive effect of
           Convertible preferred stock.    2,054     2,345     2,054     2,345
           Stock Options...............    2,855     1,369     2,977     1,390

Total fully dilutive shares............  305,371   275,431   305,401   277,788


Income available to common shareholders $    601  $    465  $  1,110  $    906
Preferred dividends paid on dilutive
            convertible preferred stock        2         2         4         4
Total net income available for common
            shareholders adjusted for
            full dilution.............. $    603  $    467  $  1,114  $    910

Fully diluted earnings per share....... $   1.98  $   1.70  $   3.65  $   3.28







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